UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 4, 2021 (December 28, 2020)

Concho Resources Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware

(State or Other Jurisdiction of Incorporation)

001-33615	76-0818600
(Commission File Number)	(I.R.S. Employer Identification No.)

One Concho Center 600 W. Illinois Avenue Midland, Texas	79701
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (432) 683-7443

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001	CXO	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Introductory Note

As previously disclosed, on October 18, 2020, Concho Resources Inc., a Delaware corporation (“Concho”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with ConocoPhillips (“ConocoPhillips”) and Falcon Merger Sub Corp., a wholly owned subsidiary of ConocoPhillips (“Merger Sub”). The Merger Agreement provides that, among other things and subject to the terms and conditions of the Merger Agreement, (a) Merger Sub will be merged with and into Concho (the “Merger”), with Concho surviving and continuing as the surviving corporation in the Merger, and, (b) at the effective time of the Merger, each outstanding share of common stock of Concho (other than certain Excluded Shares and Converted Shares (each as defined in the Merger Agreement)) will be converted into the right to receive 1.46 (the “Exchange Ratio”) shares of common stock of ConocoPhillips. On December 11, 2020, ConocoPhillips filed with the Securities and Exchange Commission (the “SEC”) a joint proxy statement/prospectus (the “Proxy Statement”) with respect to the special meetings of ConocoPhillips and Concho shareholders, each scheduled to be held on January 15, 2021 in connection with the Merger.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

2021 Annual Equity Awards

On December 31, 2020, the Compensation Committee of the Concho Board (the “Compensation Committee”) approved the grant of performance units (the “2021 Performance Units”) and restricted stock (the “2021 Restricted Stock Awards”) to officers on January 4, 2021 of the Concho under Concho’s 2019 Stock Incentive Plan, which was approved by Concho stockholders in May 2019. The number of awards granted was based on the mean of the high and low sales price of Concho common stock on December 31, 2020. These awards were previously disclosed in the Proxy Statement under the heading “The Merger Proposal – Interests of Concho Directors and Executive Officers in the Merger – 2021 Long-Term Incentive Awards”.

2021 Performance Unit Awards

The 2021 Performance Units granted to each recipient are payable in shares of Concho common stock based upon the achievement by Concho over a performance period commencing on January 1, 2021 and ending on December 31, 2023 of performance goals established by the Compensation Committee. The number of shares of Concho common stock that may be issued pursuant to an award will be determined by multiplying the number of 2021 Performance Units granted under the award by the result of multiplying the “Relative TSR Percentage” by the “Absolute TSR Percentage.” The “Relative TSR Percentage” is the percentage, if any, achieved by attainment of the following performance goals for the performance period, as certified by the Compensation Committee: (i) if Concho’s total shareholder return (“TSR”) measured against Concho’s peer group is below the 25th percentile, the Relative TSR Percentage is 0%; (ii) if the TSR measured against Concho’s peer group is at the 25th percentile, the Relative TSR Percentage is 50%; (iii) if the TSR measured against Concho’s peer group is at the 50th percentile, the Relative TSR Percentage is 100%; (iv) if the TSR measured against Concho’s peer group is at the 70th percentile, the Relative TSR Percentage is 150%; and (v) if the TSR measured against Concho’s peer group is in the 90th percentile or above, the Relative TSR Percentage is 200%, with 200% being the maximum and the Compensation Committee applying straight line interpolation for all points between such performance levels. The “Absolute TSR Percentage” is the percentage achieved by attainment of the following performance goals for the performance period, as certified by the Compensation Committee: (a) if Concho’s absolute annualized TSR is less than 0%, the Absolute TSR Percentage is 75%; (b) if Concho’s absolute annualized TSR is at least 0% and not greater than 5%, the Absolute TSR Percentage is 87.5%; (c) if Concho’s absolute annualized TSR is at least 5% and not greater than 10%, the Absolute TSR Percentage is 100%; (d) if Concho’s absolute annualized TSR is at least 10% and not greater than 15%, the Absolute TSR Percentage is 112.5%; and (e) if Concho’s absolute annualized TSR is greater than 15%, the Absolute TSR Percentage is 125%. TSR for Concho and each of the peer companies is generally determined by dividing (A) the average closing stock prices on each trading day during the period beginning on the first day of the calendar month in which the last day of the performance period occurs and ending on the last day of the performance period plus cash dividends paid over the performance period minus the starting average stock price by (B) the starting average stock price, with the starting average stock price being the average of the closing stock prices on each trading day in the calendar month immediately preceding the first day of the performance period.

Dividend equivalents with respect to any cash dividends paid during the performance period are paid at the same time, and subject to the same terms and conditions, as are applicable to 2021 Performance Units, except that if more than one share of Concho common stock becomes payable in respect of a 2021 Performance Unit, then the maximum amount of dividend equivalents payable with respect to such unit equals the aggregate amount of cash dividends paid during the performance period on one share of Concho common stock.

Upon the closing of the Merger, the 2021 Performance Units will be automatically converted into a number of ConocoPhillips restricted stock based on the Exchange Ratio and assuming achievement of the applicable performance goals at target performance (100%). As converted, each ConocoPhillips restricted stock award corresponding to a 2021 Performance Unit will (i) vest one-third per year on the first, second and third anniversaries of the grant date, (ii) immediately vest in full upon a Qualifying Termination (as defined in the 2021 Performance Unit Award Agreement) and (iii) otherwise be subject to substantially the same terms and conditions as applied to the corresponding 2021 Performance Unit immediately prior to the Effective Time; provided, that as of the Effective Time, the performance-vesting conditions shall no longer apply. In addition, in consideration for the 2021 Performance Units and certain other awards, the 2021 Performance Units granted to each of Messrs. Leach, Harper and Giraud contain certain non-competition restrictions that will apply in the event such officer is terminated prior to the second anniversary of the closing of the Merger and eligible to receive severance in connection with such termination and “good reason” will be defined per their ConocoPhillips employment letter.

The number of 2021 Performance Units granted on January 4, 2021 by the Compensation Committee to the Company’s named executive officers is as follows: Mr. Leach, 103,014 Performance Units; Mr. Harper, 42,236 Performance Units; Mr. Giraud, 31,763 Performance Units; Mr. Counts, 18,886 Performance Units and Ms. Schroer, 18,886 Performance Units.

The foregoing description of the 2021 Performance Units granted to Concho’s named executive officers is qualified in its entirety by reference to the complete text of the form of 2021 Performance Unit Award Agreement, attached hereto as Exhibit 10.1, and incorporated herein by reference.

2021 Restricted Stock Awards

The 2021 Restricted Stock Awards granted to each officer vest in four equal annual installments beginning on January 4, 2022. Upon the closing of the Merger, the 2021 Restricted Stock Awards will be automatically converted into a number of ConocoPhillips restricted stock based on the Exchange Ratio. As converted, each ConocoPhillips restricted stock award corresponding to a 2021 Restricted Stock Award will (i) vest one-third per year on the first, second and third anniversaries of the grant date, (ii) immediately vest in full upon a Qualifying Termination (as defined in the 2021 Restricted Stock Award Agreement) and (iii) otherwise be subject to substantially the same terms and conditions as applied to the corresponding 2021 Restricted Stock Award immediately prior to the Effective Time.

The number of 2021 Restricted Stock Awards granted on January 4, 2021 by the Compensation Committee to the Company’s named executive officers is as follows: Mr. Leach, 51,507 Restricted Stock Awards; Mr. Harper, 28,157 Restricted Stock Awards; Mr. Giraud, 31,763 Restricted Stock Awards; Mr. Counts, 18,886 Restricted Stock Awards and Ms. Schroer, 18,886 Restricted Stock Awards.

The foregoing description of the 2021 Restricted Stock Award granted to Concho’s named executive officers is qualified in its entirety by reference to the complete text of the form of 2021 Restricted Stock Award Agreement, attached hereto as Exhibit 10.2, and incorporated herein by reference.

Amendment of Succession Restricted Stock Awards

On January 2, 2019, each of Messrs. Harper and Giraud were granted certain awards of restricted stock that vest over a period of ten years at a rate of 20% per year commencing on the sixth anniversary of the grant date (the “Succession Restricted Stock Awards”). On December 31, 2020, the Compensation Committee amended the Succession Restricted Stock Awards, contingent on the closing of the Merger, so that each such award shall vest in three equal installments on each of January 2, 2022, 2023 and 2024, subject to such other terms and conditions of the applicable award agreement (including immediate vesting acceleration upon a Qualifying Termination (as defined therein)). Except for the aforementioned change to the vesting schedule, the Succession Restricted Stock Awards will continue to remain governed by the terms and conditions of the applicable award agreement. This action was previously disclosed in the Proxy Statement under the heading “The Merger Proposal – Interests of Concho Directors and Executive Officers in the Merger – Other Compensation Matters”.

The foregoing description of the Succession Restricted Stock Awards is qualified in its entirety by reference to the complete text of a Succession Restricted Stock Agreement which contains the terms of the award. The Succession Restricted Stock Awards granted to each of Messrs. Harper and Giraud are evidenced by a form Succession Restricted Stock Award previously approved by the Compensation Committee that was filed as Exhibit 10.4 to Concho’s Current Report on Form 8-K on January 4, 2019 and is incorporated herein by reference.

2018 Performance Unit Awards

On December 28, 2020, the Compensation Committee determined that the performance units previously granted to certain officers of Concho with respect to a performance period commencing on January 1, 2018 and ending on December 31, 2020 (the “2018 Performance Units”) were earned with applicable performance goals deemed satisfied at 200% of target (which is two-thirds of maximum performance). In addition, the Compensation Committee determined that the 2018 Performance Units would be settled in cash on December 31,2020, with such payment based upon the mean of the high and low sales price of Concho common stock on December 31, 2020. This is consistent with how the 2018 Performance Units would have been treated under the Merger Agreement in the event the Merger had closed prior to December 31, 2020, and the payment of the 2018 Performance Units at 200% of target was previously disclosed in the Proxy Statement under the heading “The Merger Proposal – Interests of Concho Directors and Executive Officers in the Merger – Treatment of Concho Equity Awards”.

Allocation of Merger-Related Retention Awards

As disclosed in the Proxy Statement, ConocoPhillips and Concho agreed that Concho is permitted to grant cash retention awards to Concho employees, including executive officers, to incentivize efforts to consummate the Merger and to ensure a successful and efficient integration process. On December 31, 2020, the Compensation Committee determined that in recognition of Messrs. Leach’s, Harper’s and Giraud’s performance in connection with Concho’s entry into the Merger Agreement and exceptional efforts and leadership during this transitional period prior to the closing of the Merger, it was appropriate to grant them a supplemental retention award within the following ranges: Mr. Leach, $4 - $5 million; Mr. Harper, $2.75 - $3.25 million and Mr. Giraud, $2.25 - 2.75 million. The supplemental retention awards will include a clawback provision that requires the executive to return a proportionate portion of 50% of the award if the executive departs the company within 12 months of the closing of the Merger and will be evidenced by a form of Supplemental Retention Award Agreement attached hereto as Exhibit 10.3 and incorporated herein by reference. These supplemental retention awards are in addition to the share based retention awards that were previously disclosed in the Proxy Statement under the heading “The Merger Proposal – Interests of Concho Directors and Executive Officers in the Merger – Retention Program” that will be paid in cash on the closing of the Merger (subject to the applicable officer’s continued service through the closing of the Merger) based on a $60.00 share price. The Compensation Committee also determined that one non-employee member of the Concho Board, would be eligible for a retention award in respect of approximately 11,000 shares of Concho common stock to be paid in cash on the closing of the Merger.

Item 8.01 Other Events.

Litigation Related to the Merger

In connection with the Merger, seven lawsuits were filed between November 23 and December 28, 2020 against one or more of Concho, the directors of Concho, ConocoPhillips, the directors of ConocoPhillips and Merger Sub (collectively, the “Defendants”). Four complaints, Stein v. Concho Resources Inc. et al., C.A. No. 1:20-cv-01582-UNA, Chappidi v. Concho Resources Inc. et al., C.A. No. 1:20-cv-01584-UNA, Lovoi v. ConocoPhillips et al., C.A. No. 1:20-cv-01638-UNA and Davydov v. ConocoPhillips et al., C.A. No. 1:20-cv-01674-UNA (the “Davydov lawsuit”), were filed in the U.S. District Court for the District of Delaware. One complaint, Ortiz v. Concho Resources Inc. et al., C.A. No. 1:20-cv-05886, was filed in the U.S. District Court for the Eastern District of New York. One complaint, Stracener v. ConocoPhillips et al., C.A. No. 1:20-cv-10954, was filed in the U.S. District Court for the Southern District of New York. One complaint, Garfield v. Bunch et al., No. 2020-79700, was filed in the District Court of Harris County, Texas (the “Garfield lawsuit”).

The complaints filed in federal court generally allege, among other things, that the Defendants disseminated a false or misleading registration statement regarding the proposed Merger in violation of Section 14(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) and SEC Rule 14a-9 promulgated thereunder. These complaints allege that the preliminary joint proxy statement/prospectus or the Definitive Proxy Statement filed by ConocoPhillips misstated or omitted material information regarding the parties’ financial projections, the analyses performed by Concho’s and ConocoPhillips’ respective financial advisors, potential conflicts of interest involving Concho’s and ConocoPhillips’ respective financial advisors and/or the sales process leading up to the Merger, and that disclosure of material information is necessary for Concho’s and ConocoPhillips’ stockholders to make informed decisions regarding whether to vote in favor of the Merger or the issuance of shares of ConocoPhillips common stock in connection with the Merger (the “Share Issuance”). Other than the Davydov lawsuit, the complaints further allege that Concho’s or ConocoPhillips’ directors and/or ConocoPhillips are liable for alleged violations as “controlling persons” of Concho and ConocoPhillips under Section 20(a) of the Exchange Act. The Garfield lawsuit alleges, among other things, that ConocoPhillips and the directors of ConocoPhillips disseminated a Definitive Proxy Statement that contains materially false and misleading statements and omissions in violation of Texas common law. The complaint alleges that the Definitive Proxy Statement included false or misleading statements regarding conflicts of interests of those promoting the Merger, as well as financial information underlying the analyses conducted by ConocoPhillips’ financial advisor in formulating its fairness opinion, and that disclosure of material information is necessary for ConocoPhillips’ stockholders to make informed decisions regarding whether to vote in favor of the Share Issuance. Among other relief, the complaints seek injunctive relief, including enjoining the Merger unless and until the Defendants disclose the allegedly omitted material information, rescinding the Merger in the event the Defendants consummate the Merger (or awarding rescissory damages), damages, and an award of attorneys’ and experts’ fees. ConocoPhillips and Concho believe that the claims in the complaints are without merit and that no further disclosure is required under applicable law.

As a result of supplemental disclosures set forth herein, the plaintiff in the Garfield lawsuit has entered into an agreement to voluntarily dismiss his action with prejudice.

Supplemental Disclosures to Definitive Proxy Statement

This supplemental information to the Definitive Proxy Statement should be read in conjunction with the Definitive Proxy Statement, which should be read in its entirety. Nothing herein shall be deemed an admission of the legal necessity or materiality of any of the disclosures set forth herein. All page references in the information below are to pages in the Definitive Proxy Statement, and all terms used but not defined below shall have the meanings set forth in the Definitive Proxy Statement.

The following underlined language is added to the second full paragraph in the section of the Definitive Proxy Statement entitled “The Merger—Opinion of Goldman Sachs, ConocoPhillips’ Financial Advisor—Illustrative Discounted Cash Flow Analysis—Concho Standalone” that appears on pages 94-95.

Using discount rates ranging from 5.5% to 7.5%, reflecting estimates of Concho’s weighted average cost of capital, Goldman Sachs discounted to present value as of June 30, 2020 (i) estimates of the unlevered free cash flows to be generated by Concho on a standalone basis for the period from June 30, 2020 to December 31, 2025, as reflected in the forecasts for Concho, and (ii) a range of illustrative terminal values for Concho as of December 31, 2025, calculated by applying perpetuity growth rates ranging from (0.5)% to 0.5% to the estimate of the terminal year unlevered free cash flow of Concho, as reflected in the forecasts for Concho (which analysis implied multiples of the implied terminal values derived for Concho to estimated earnings before interest, taxes, depreciation, and amortization expense (which we refer to as “EBITDA”) for Concho, as reflected in the forecasts for Concho, for 2025, ranging from 3.9x to 6.3x). Goldman Sachs derived the discount rates referenced above by application of the capital asset pricing model (which we refer to as “CAPM”), which requires certain company-specific inputs, including the company’s target capital structure weightings, the cost of long-term debt, future applicable marginal cash tax rate and a beta for the company, as well as certain financial metrics for the United States financial markets generally. The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the forecasts for Concho on a standalone basis and market expectations regarding long-term real growth of gross domestic product and inflation. Goldman Sachs derived a range of illustrative enterprise values for Concho by adding the ranges of present values it derived as described above. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived the net debt of Concho as of June 30, 2020, as reflected in Concho’s consolidated balance sheet as of that date, adjusted by approximately $100 million to reflect Concho’s public offering of its 2.400% Senior Notes in August 2020 and redemption of its 4.375% Senior Notes in September 2020, to derive a range of illustrative equity values for Concho. Goldman Sachs then divided the range of illustrative equity values it derived for Concho on a standalone basis by the fully diluted shares of Concho common stock outstanding as of October 16, 2020, calculated based on equity information provided by Concho management and approved for standalone basis, for 2025, ranging from 4.3x to 7.3x). Goldman Sachs derived the discount rates referenced above by application of CAPM. The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the forecasts for ConocoPhillips on a standalone basis and market expectations regarding long-term real growth of gross domestic product and inflation.

The following underlined language is added to the first full paragraph in the section of the Definitive Proxy Statement entitled “The Merger—Opinion of Credit Suisse, Concho’s Financial Advisor—Selected Company Analysis” that appears on pages 107-108.

Credit Suisse considered certain financial data for Concho, ConocoPhillips and selected companies with publicly traded equity securities Credit Suisse deemed relevant. The selected companies were selected because they were deemed to be similar to Concho and ConocoPhillips in one or more respects. For purposes of these analyses, (1) Credit Suisse was directed by Concho to use the Concho projections (Case A) and the Concho projections for ConocoPhillips (Case A) given that the scenarios contemplated by Case A were considered by Concho management to most closely resemble then current market conditions and near-term production growth profiles, (2) except as otherwise noted, share prices for the selected companies were closing prices as of October 16, 2020 and (3) estimates of future financial performance for the selected companies for the years ending December 31, 2021 and 2022 used to select the implied multiple ranges were based on publicly available research analyst estimates for those companies.

The following underlined language is added to the first two full paragraphs in the section of the Definitive Proxy Statement entitled “The Merger—Opinion of Credit Suisse, Concho’s Financial Advisor—Discounted Cash Flow Analysis” that appear on pages 109-110.

Concho. Credit Suisse performed a discounted cash flow analysis with respect to Concho by calculating the estimated net present value of the projected after-tax, unlevered, free cash flows of Concho based on each of the four cases described above comprising the Concho projections. Credit Suisse applied, based on its professional judgment and experience, terminal multiples of 5.0x-6.0x to Concho’s estimated EBITDAX for the year ended December 31, 2030 based on each case of the Concho projections to estimate a range of terminal values and discount rates ranging from 9.0% to 11.0% to the projected unlevered free cash flows and calculated terminal values. Credit Suisse derived ranges of illustrative enterprise values for Concho for each case by adding the ranges of present values it derived as described above. Credit Suisse then subtracted, from the ranges of illustrative enterprise values it derived, as directed by Concho management, estimates of applicable corporate adjustments, including net debt, of Concho as of December 31, 2020 provided by Concho management. Credit Suisse derived the discount rates referenced above, reflecting estimates of weighted average cost of capital for Concho, by application of the capital asset pricing model. The discounted cash flow analysis for Concho indicated implied reference ranges per share of Concho common stock of $38.37 to $54.74 for Case A, $93.23 to 121.69 for Case B, $28.22 to $38.55 for Case C, and $67.38 to $85.15 for Case D.

ConocoPhillips. Credit Suisse performed a discounted cash flow analysis with respect to ConocoPhillips by calculating the estimated net present value of the projected after-tax, unlevered, free cash flows of ConocoPhillips based on each of the four cases described above comprising the Concho projections for ConocoPhillips. Credit Suisse applied, based on its professional judgment and experience, terminal multiples of 6.0x- 7.0x to ConocoPhillips’ estimated EBITDAX for the year ended December 31, 2030 based on each case of the Concho projections for ConocoPhillips to estimate a range of terminal values and discount rates ranging from 8.0% to 10.0% to the projected unlevered free cash flows and calculated terminal values. Credit Suisse derived ranges of illustrative enterprise values for ConocoPhillips for each case by adding the ranges of present values it derived as described above. Credit Suisse then subtracted, from the ranges of illustrative enterprise values it derived, as directed by Concho management, estimates of applicable corporate adjustments, including net debt, of ConocoPhillips as of December 31, 2020 provided by ConocoPhillips management. Credit Suisse derived the discount rates referenced above, reflecting estimates of weighted average cost of capital for ConocoPhillips, by application of the capital asset pricing model. The discounted cash flow analysis for ConocoPhillips indicated implied reference ranges per share of ConocoPhillips common stock of $24.48 to $33.07 for Case A, $62.94 to $78.33 for Case B, $20.15 to $26.60 for Case C, and $53.27 to $64.98 for Case D. While the ConocoPhillips projections were based on differing oil price and production growth assumptions than the Concho projections for ConocoPhillips and consequently were not directly comparable to the Concho projections for ConocoPhillips, Credit Suisse also performed a discounted cash flow analysis with respect to ConocoPhillips based on the ConocoPhillips projections using terminal multiples of 6.0x to 7.0x and discount rates ranging from 8.0% to 10.0%, which indicated an implied reference range per share of ConocoPhillips common stock of $52.19 and $65.97.

The following underlined language is added to, and the crossed out language is deleted from, the last full paragraph in the section of the Definitive Proxy Statement entitled “The Merger—Opinion of Credit Suisse, Concho’s Financial Advisor—Other Matters” that appears on page 111.

Credit Suisse and its affiliates have in the past provided and currently are providing investment banking and other financial advice and services to Concho and its affiliates for which advice and services Credit Suisse and its affiliates have received and would expect to receive compensation, including, among other things, during the ~~past two years~~ two-year period preceding delivery of its opinion, having acted as a senior co-manager in connection with the public offering of debt securities by Concho in 2020 and being a participant and lender under outstanding credit facilities, for which Credit Suisse and its affiliates received approximately $~~220,000~~1,850,000 in fees, interest and related income. Credit Suisse and its affiliates have in the past provided investment banking and other financial advice and services to ConocoPhillips and its affiliates for which advice and services Credit Suisse and its affiliates have received compensation, including, among other things, during the ~~past two years~~ two-year period preceding delivery of its opinion, having acted as a financial intermediary in connection with a repurchase of ConocoPhillips common stock by ConocoPhillips in 2020 and being a participant and lender under outstanding credit facilities, for which Credit Suisse and its affiliates received approximately $~~210,000~~750,000 in fees, interest and related income. Credit Suisse and its affiliates may in the future provide investment banking and other financial advice and services to Concho, ConocoPhillips and their respective affiliates for which advice and services Credit Suisse and its affiliates would expect to receive compensation. Credit Suisse is a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial advice and services. ~~Credit Suisse and its affiliates are also participants and lenders under outstanding credit facilities of Concho and ConocoPhillips and/or certain of their respective affiliates.~~ In the ordinary course of business, Credit Suisse and its affiliates may acquire, hold or sell, for its and its affiliates’ own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of Concho, ConocoPhillips and any other company that may be involved in the merger, as well as provide investment banking and other financial advice and services to such companies and their affiliates.

The following underlined language is added to, and the crossed out language is deleted from, the third and fourth full paragraphs in the section of the Definitive Proxy Statement entitled “The Merger—Opinion of J.P. Morgan, Concho’s Financial Advisor—Discounted Cash Flow Analysis” that appear on page 118.

Concho. The unlevered free cash flows and the range of terminal values for Concho were discounted to present values using a range of discount rates from 10.5% to 12.5%. ~~These~~ J.P. Morgan derived ranges of illustrative enterprise values for Concho for each case by adding the ranges of present values it derived as described above. J.P. Morgan then subtracted, from the ranges of illustrative enterprise values it derived, as directed by Concho management, estimates of applicable corporate adjustments, including net debt, of Concho as of December 31, 2020 provided by Concho management. The discount rates were chosen by J.P. Morgan based upon its professional judgment and experience and an analysis, using the capital asset pricing model, of the weighted average cost of capital of Concho. The discounted cash flow analysis for Concho indicated implied reference ranges, rounded to the nearest $0.25 per share of Concho common stock of $24.00 to $37.50 for Case A, $76.75 to $106.75 for Case B, $17.50 to $24.75 for Case C, and $53.75 to $69.50 for Case D.

ConocoPhillips. The unlevered free cash flows and the range of terminal values for ConocoPhillips were discounted to present values using a range of discount rates from 9.75% to 11.75%. ~~These~~ J.P. Morgan derived ranges of illustrative enterprise values for ConocoPhillips for each case by adding the ranges of present values it derived as described above. J.P. Morgan then subtracted, from the ranges of illustrative enterprise values it derived, as directed by Concho management, estimates of applicable corporate adjustments, including net debt, of ConocoPhillips as of December 31, 2020 provided by ConocoPhillips management. The discount rates were chosen by J.P. Morgan based upon its professional judgment and experience and an analysis, using the capital asset pricing model, of the weighted average cost of capital of ConocoPhillips. The discounted cash flow analysis for ConocoPhillips indicated implied reference ranges per share, rounded to the nearest $0.25, of ConocoPhillips common stock of $15.75 to $24.00 for Case A, $54.25 to $73.25 for Case B, $12.50 to $17.75 for Case C, and $45.00 to $57.50 for Case D.

The following underlined language is added to the last full paragraph in the section of the Definitive Proxy Statement entitled “The Merger—Opinion of J.P. Morgan, Concho’s Financial Advisor—Miscellaneous” that appears on pages 119-120.

For services rendered in connection with the merger and the delivery of its opinion, Concho has agreed to pay J.P. Morgan a transaction fee of $25 million, of which $2 million became payable by Concho to J.P. Morgan in connection with J.P. Morgan’s delivery of its opinion and the balance of which becomes payable upon the closing of the merger. In addition, Concho has agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel and to indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan’s engagement. During the two years preceding the date of J.P. Morgan’s opinion, J.P. Morgan and its affiliates have had, and continue to have, commercial or investment banking relationships with Concho and ConocoPhillips, for which J.P. Morgan and its affiliates have received customary compensation. Such services during such period include having acted as joint lead bookrunner on Concho’s offering of debt securities, which closed in August 2020, and as financial advisor to ConocoPhillips in a divestiture which closed in October 2018. In addition, J.P. Morgan’s commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of Concho and ConocoPhillips, for which it receives customary compensation or other financial benefits. In addition, J.P. Morgan and its affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of Concho and ConocoPhillips. During the two-year period preceding delivery of its opinion, the aggregate fees recognized by J.P. Morgan (including fees recognized by its affiliate for acting as an agent bank and lender) from Concho were approximately $712,000 and from ConocoPhillips were approximately $2.8 million. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of Concho or ConocoPhillips for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities or other financial instruments.

The following underlined language is added as a footnote to the second table in the section of the Definitive Proxy Statement entitled “The Merger—ConocoPhillips Unaudited Forecasted Financial Information—Summary of ConocoPhillips Forecasted Financial Information” that appears on page 122.

	Quarterly
	Q3	Q4	Yearly
	2020E	2020E	2021E	2022E	2023E	2024E	2025E
Daily Production (Mboe/d)	1,053	1,141	1,225	1,288	1,376	1,460	1,551
EBITDAX	$1,226	$1,520	$7,503	$10,054	$11,959	$12,859	$13,857
Cash Provided by Operating Activities	$868	$1,275	$6,207	$8,075	$9,910	$10,553	$11,039
Capital Expenditures and Investments	$(1,132)	$(1,127)	$(5,011)	$(5,325)	$(6,336)	$(6,386)	$(7,008)
Levered Free Cash Flow—Pre Dividends / Other	$(157)	$377	$1,237	$2,972	$3,710	$4,235	$4,070
Levered Free Cash Flow—Post Dividends / Other	$(334)	$(1,103)	$(609)	$1,053	$1,714	$2,159	$1,911
Unlevered Free Cash Flow[1]	$43	$585	$2,039	$3,799	$4,294	$4,763	$4,522

(1)

Unlevered free cash flow was calculated as EBITDAX, less exploration expenses, levered taxes, interest tax shield, and changes in net working capital, plus dry hole expense, accretion of asset retirement obligations (“AROs”), undistributed equity earnings and deferred taxes, less capital expenditures, cash from investment accounts, collection of advances / loans-related parties, and effect of exchange rate changes.

The following underlined language is added as a footnote to the third table in the section of the Definitive Proxy Statement entitled “The Merger—ConocoPhillips Unaudited Forecasted Financial Information—Summary of ConocoPhillips Forecasted Financial Information” that appears on page 123.

	Quarterly
	Q3	Q4	Yearly
	2020E	2020E	2021E	2022E	2023E	2024E	2025E
Daily Production (Mboe/d)	1,373	1,449	1,529	1,592	1,699	1,823	1,966
EBITDAX	$1,951	$2,159	$9,851	$12,925	$15,165	$16,498	$18,085
Cash Provided by Operating Activities	$1,536	$1,879	$8,402	$10,795	$12,926		$14,006
Capital Expenditures and Investments	$(1,416)	$(1,481)	$(6,459)	$(6,864)	$(8,171)	$(8,681)	$(9,656)
Levered Free Cash Flow—Pre Dividends / Other	$227	$628	$1,985	$4,154	$4,891	$5,392	$5,468
Levered Free Cash Flow—Post Dividends / Other	$11	$(225)	$(352)	$1,724	$2,364	$2,764	$2,735
Unlevered Free Cash Flow[1]	$484	$870	$2,953	$5,146	$5,641	$6,087	$6,086

(1)

Unlevered free cash flow was calculated as EBITDAX, less exploration expenses, levered taxes, interest tax shield, and changes in net working capital, plus dry hole expense, accretion of AROs, undistributed equity earnings and deferred taxes, less capital expenditures, cash from investment accounts, collection of advances / loans-related parties, and effect of exchange rate changes.

The following underlined language is added as a footnote to the fourth table in the section of the Definitive Proxy Statement entitled “The Merger—ConocoPhillips Unaudited Forecasted Financial Information—Summary of ConocoPhillips Forecasted Financial Information” that appears on page 123.

	Quarterly
	Q3	Q4	Yearly
	2020E	2020E	2021E	2022E	2023E	2024E	2025E
Daily Production (Mboe/d)	320	308	304	304	323	363	415
EBITDAX	$725	$639	$2,313	$2,671	$3,006	$3,438	$4,028
Cash Provided by Operating Activities	$668	$605	$2,160	$2,520	$2,858	$3,295	$3,889
Capital Expenditures and Investments	$(284)	$(354)	$(1,498)	$(1,688)	$(1,985)	$(2,446)	$(2,799)
Levered Free Cash Flow—Pre Dividends / Other	$384	$251	$662	$831	$873	$849	$1,090
Levered Free Cash Flow—Post Dividends / Other	$274	$211	$505	$674	$715	$692	$933
Unlevered Free Cash Flow[1]	$441	$285	$828	$997	$1,039	$1,015	$1,256

(1)	Unlevered free cash flow was calculated as EBITDAX, less exploration expenses, taxes, changes in net working capital, and capital expenditures, plus accretion of AROs.

Additional Information and Where to Find It

In connection with the proposed transaction, ConocoPhillips (“ConocoPhillips”) filed with the SEC a registration statement on Form S-4 on November 18, 2020 (as amended on December 7, 2020), that includes a joint proxy statement of Concho Resources Inc. (“Concho”) and ConocoPhillips and that also constitutes a prospectus of ConocoPhillips. The registration statement was declared effective by the SEC on December 10, 2020, and on December 11, 2020, Concho and ConocoPhillips each filed the definitive joint proxy statement/prospectus in connection with the proposed transaction with the SEC. ConocoPhillips and Concho commenced mailing the definitive joint proxy statement/prospectus to stockholders on or about December 11, 2020. Each of Concho and ConocoPhillips will also file other relevant documents with the SEC regarding the proposed transaction This document is not a substitute for the definitive joint proxy statement/prospectus or registration statement or any other document that Concho or ConocoPhillips has filed or may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders are able to obtain free copies of the registration statement and definitive joint proxy statement/prospectus and all other documents containing important information about Concho, ConocoPhillips, and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Concho may be obtained free of charge on Concho’s investor relations website at https://ir.concho.com/investors/. Copies of the documents filed with the SEC by ConocoPhillips may be obtained free of charge on ConocoPhillips’ website at http://www.conocophillips.com or by contacting ConocoPhillips’ Investor Relations Department by email at investor.relations@conocophillips.com or by phone at 281-293-5000.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation

Concho, ConocoPhillips, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Concho, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Concho’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on March 16, 2020, and Concho’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on February 19, 2020. Information about the directors and executive officers of ConocoPhillips, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in ConocoPhillips’ proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on March 30, 2020, and ConocoPhillips’ Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on February 18, 2020, as well as in Forms 8-K filed by ConocoPhillips with the SEC on May 20, 2020 and September 8, 2020, respectively. Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction by reading the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the definitive joint proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from Concho or ConocoPhillips using the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

The foregoing contains statements that may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that Concho or ConocoPhillips expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “goal,” “future,” “assume,” “forecast,” “build,” “focus,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the proposed transaction, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this document. These include, but are not limited to, the following: the risk factors discussed or referenced in Concho’s and ConocoPhillips’ most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Forms 8-K and other filings with the SEC; the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; global and regional changes in the demand, supply, prices, differentials or other market conditions affecting oil and gas and the resulting actions in response to such changes, including changes resulting from the imposition or lifting of crude oil production quotas or other actions that might be imposed by the Organization of Petroleum Exporting Countries and other producing countries; changes in commodity prices; changes in expected levels of oil and gas reserves or production; operating hazards, drilling risks, unsuccessful exploratory activities; unexpected cost increases or technical difficulties in constructing, maintaining, or modifying company facilities; legislative and regulatory initiatives addressing global climate change or other environmental concerns; investment in and development of competing or alternative energy sources; disruptions or interruptions impacting the transportation for oil and gas production; international monetary conditions and exchange rate fluctuations; changes in international trade relationships, including the imposition of trade restrictions or tariffs on any materials or products (such as aluminum and steel) used in the operation of Concho’s business; the risk associated with Concho’s and ConocoPhillips’ ability to obtain the approvals of their respective stockholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all or the failure of the transaction to close for any other reason or to close on the anticipated terms, including the anticipated tax treatment; the risk that any regulatory approval, consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the ability to successfully integrate the businesses and technologies; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; uncertainty as to the long-term value of ConocoPhillips’ common stock; and the diversion of management time on transaction-related matters; the potential for litigation related to the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Concho’s common stock or ConocoPhillips’ common stock; the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Concho and ConocoPhillips to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve synergies or it may take longer than expected to achieve those synergies; and other important factors that could cause actual results to differ materially from those projected. The effects of the COVID-19 pandemic may give rise to risks that are currently unknown or amplify the risks associated with many of these factors.

Additional information concerning these and other risk factors are also contained in Concho’s and ConocoPhillips’ most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other SEC filings.

Many of these risks, uncertainties and assumptions are beyond Concho’s or ConocoPhillips’ ability to control or predict. Because of these risks, uncertainties and assumptions, readers should not place undue reliance on these forward-looking statements. Nothing in this communication is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per share of Concho or ConocoPhillips for the current or any future financial years or those of the combined company will necessarily match or exceed the historical published earnings per share of Concho or ConocoPhillips, as applicable. Neither Concho nor ConocoPhillips gives any assurance (1) that either Concho or ConocoPhillips will achieve their expectations, or (2) concerning any result or the timing thereof, in each case, with respect to the proposed transaction or any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results. Concho and ConocoPhillips undertake no obligation to correct or update any forward-looking statement, except as required by applicable law.

Item 9.01	Financial Statements and Exhibits.

Exhibit No.	Description

10.1	Form of 2021 Performance Unit Award Agreement

10.2	Form of 2021 Restricted Stock Award Agreement

10.3	Form of Supplemental Retention Award Agreement

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CONCHO RESOURCES INC.

By	/s/ Travis L. Counts
Name:	Travis L. Counts
Title:	Senior Vice President, General Counsel and Corporate Secretary

Date: January 4, 2021

[Signature Page to Form 8-K]

Exhibit 10.1

CONCHO RESOURCES INC.

2019 STOCK INCENTIVE PLAN

PERFORMANCE UNIT AWARD AGREEMENT

January 4, 2021 (the “Date of Grant”)

To:	<first_name> <last_name>

Concho Resources Inc., a Delaware corporation (the “Company”), is pleased to grant you an award (the “Award”) consisting of an aggregate of <shares_awarded> performance units (each, a “Performance Unit”) that have a performance period beginning on January 1, 2021 through December 31, 2023 (the “Performance Period”). The Award is subject to your acceptance of and agreement to all the applicable terms, conditions and restrictions described in this Performance Unit Award Agreement (this “Agreement”) [(which shall be deemed to include an acknowledgement of those covenants set forth on Appendix B hereto)] and the Concho Resources Inc. 2019 Stock Incentive Plan (as such plan may be amended or restated thereafter from time to time, the “Plan”). A copy of the Plan is available upon request. To the extent that any provision of this Agreement conflicts with the expressly applicable terms of the Plan, you acknowledge and agree that those terms of the Plan shall control and, if necessary, the applicable provisions of this Agreement shall be deemed amended so as to carry out the purpose and intent of the Plan. Terms that have their initial letters capitalized, but that are not otherwise defined in this Agreement, shall have the meanings given to them in the Plan in effect as of the date of this Agreement. The Performance Units contemplated herein are granted as Performance Awards under the Plan and are subject to the award limitations applicable to awards denominated in shares of the Company’s common stock (the “Common Stock”) that are set forth in Paragraph V(a) of the Plan.

This Agreement sets forth the terms of the agreement between you and the Company with respect to the Performance Units. By accepting this Agreement, you agree to be bound by all of the terms hereof.

1. Overview of Performance Units.

(a) Performance Units Generally. Each Performance Unit represents a contractual right to receive one share of Common Stock, subject to the terms and conditions of this Agreement; provided that, based on the achievement of the performance objective outlined in Section 2 hereof (the “Performance Objective”), the number of shares of Common Stock that may be deliverable hereunder in respect of the Performance Units may range from 0% to 250% of the number of Performance Units stated in the preamble to this Agreement (such stated number of Performance Units hereafter called the “Initial Performance Units”). Your right to receive Common Stock in respect of Performance Units is generally contingent, in whole or in part, upon (i) the achievement of the Performance Objective and (ii) except as provided in Section 4(a) or Section 5 hereof, your continued employment with the Company through the end of the Performance Period.

(b) Dividend Equivalents. With respect to each outstanding Performance Unit, the Company shall credit a book entry account with an amount equal to the amount of any cash dividend paid during the Performance Period on one share of Common Stock. The amount credited to such book entry account shall be payable to you at the same time or times, and subject to the same terms and conditions as are applicable to, your Performance Units; provided that, if more than the Initial Performance Units shall become payable in accordance with this Agreement, then the maximum amount payable in respect of such dividend equivalents shall be the amount credited to your book entry account. Dividends and distributions payable on Common Stock other than in cash shall have a value equal to the amount of such dividends reported by the issuer to its shareholders for purposes of Federal income taxation and will be addressed in accordance with Section 9 hereof.

2. Performance Objective. The Performance Objective with respect to the Initial Performance Units is based on both (a) the Total Shareholder Return achieved by the Company relative to the Peer Companies (as defined below) for the Performance Period (the “Relative Total Shareholder Return”) and (b) the absolute annualized Total Shareholder Return achieved by the Company for the Performance Period (the “Absolute Total Shareholder Return”). “Total Shareholder Return” shall mean, as to the Company and each of the Peer Companies, the percentage rate of return shareholders receive through stock price changes and the receipt of cash dividends paid over the Performance Period, determined in accordance with the following formula: (Closing Value minus Initial Value plus Cash Dividends) divided by Initial Value, where:

Closing Value means the average of the closing stock prices of the Company or such Peer Company, as applicable, on each trading day during the period beginning on the first day of the calendar month in which the last day of the Performance Period occurs and ending on the last day of the Performance Period.

Notwithstanding the foregoing, (A) if a Peer Company ceases to have a class of common equity securities listed to trade under Section 12(b) or Section 12(g) of the Exchange Act during the Performance Period (determined after any applicable adjustment by the Committee pursuant to Section 9 hereof), then (i) unless such cessation is due to or following the bankruptcy of the Peer Company, such Peer Company shall be treated as if it had never been a Peer Company and (ii) if such cessation is due to or following the bankruptcy of the Peer Company, such Peer Company shall remain a Peer Company but shall be deemed to have a Total Shareholder Return for the Performance Period of negative 100% (-100%). Furthermore, if Total Shareholder Return for the Company and the Peer Companies is required to be determined for purposes of Section 5 hereof, then the Closing Value shall be determined as described above, except that (i) the last day of the Performance Period shall be deemed to be the Change of Control Date and the Closing Value with respect to the Peer Companies shall be based on the 30-day period ending on the date of such termination of employment, and (ii) the Closing Value with respect to the Company shall mean the fair market value (as determined in good faith by the Committee) of the consideration received by the stockholders of the Company with respect to each share of Common Stock as of the effective time of the Change of Control; provided, however, that if such Change of Control is effected in a manner that does not result in the stockholders of the Company receiving consideration in exchange for their Common Stock, then such Closing Value shall mean the average of the closing stock prices of the Company on each trading day during the 30-day period immediately preceding the date of the Change of Control Date (as defined in Section 5 hereof).

In addition, if Total Shareholder Return for the Company and the Peer Companies is required to be determined for purposes of Section 4(a) or 4(b) hereof, then the Closing Value shall be determined as described above, except that the last day of the Performance Period shall be deemed to be the Termination Date (as defined in Section 4(a) hereof) and the Closing Value shall be based on the 30-day period ending on the date of such termination of employment.

Initial Value means the average of the closing stock prices of the Company or such Peer Company, as applicable, on each trading day in the calendar month immediately preceding the first day of the Performance Period. The Initial Value of the Common Stock to be used to determine the Company’s Total Shareholder Return over the Performance Period is $______ per share.

Cash Dividends means the aggregate amount of cash dividends per share paid over the Performance Period by the Company or such Peer Company, as applicable.

Achievement with respect to the portion of the Performance Objective that is based on Relative Total Shareholder Return shall be determined by the Committee based on the Company’s relative ranking in respect of the Performance Period with regard to Total Shareholder Return as compared to Total Shareholder Return of the Peer Companies, and shall be a percentage determined in accordance with the table set forth in Appendix A hereto. A company shall be a “Peer Company” if it is one of the companies listed on Appendix A hereto. Achievement with respect to the portion of the Performance Objective that is based on Absolute Total Shareholder Return shall be determined by the Committee based on the Company’s annualized Total Shareholder Return achieved over the Performance Period, and shall be a percentage determined in accordance with the provisions set forth in Appendix A hereto. As soon as administratively practicable following the end of the Performance Period (but in no event later than the 15th day of the third calendar month following the calendar month in which the Performance Period ends), the Committee shall certify whether and to the extent that the Performance Objective has been achieved and will determine the number of Performance Units, if any, determined to be earned for the Performance Period (which number of Performance Units shall equal the product of the Initial Performance Units (subject to adjustment as set forth in Section 9 hereof) multiplied by the percentage determined with respect to Relative Total Shareholder Return pursuant to the table set forth in Appendix A hereto multiplied by the percentage determined with respect to Absolute Total Shareholder Return in accordance with the provisions set forth in Appendix A hereto). The number of Performance Units, if any, determined by the Committee to be earned pursuant to the preceding provisions of this Section 2 shall be referred to as the “Earned

Performance Units.”

3. Conversion of Performance Units; Delivery of Common Stock with respect to Performance Units. Unless an earlier date applies pursuant to Section 5(d) or Section 5(f) hereof, payment in respect of Earned Performance Units shall be made not later than the 15th day of the third calendar month following the calendar month in which the Performance Period ends. All payments in respect of Earned Performance Units shall be made in freely transferable shares of Common Stock. Neither this Section 3 nor any action taken pursuant to or in accordance with this Section 3 shall be construed to create a trust of any kind. Any shares of Common Stock issued to you pursuant to this Agreement in settlement of Earned Performance Units shall be in book entry form registered in your name. Any fractional Earned Performance Units shall be rounded up to the nearest whole share of Common Stock.

4. Termination of Employment.

(a) Termination without Cause. In the event that your employment with the Company terminates during the Performance Period due to your termination of employment by the Company without Cause (as defined in the Severance Plan (as defined below)) (and not by reason of your death or Disability (as defined in the Severance Plan)), then you shall be deemed to have earned, as of the date of your termination of employment (the “Termination Date”), that number of Performance Units equal to the product of (i) and (ii), where:

(i)

equals the number of Earned Performance Units that you would have earned in accordance with Section 2 hereof assuming that (A) the Performance Period ended on the Termination Date and (B) the determination of whether, and to what extent, the Performance Objective is achieved is based on the lower of the target level of performance and the actual performance against the stated performance criteria through the Termination Date; and

(ii)

equals a fraction (the “Pro-Ration Fraction”), (A) the numerator of which is the number of days during the Performance Period during which you were employed by the Company and (B) the denominator of which is the total number of days in the Performance Period.

Any portion of the Performance Units that do not become earned and payable in accordance with the preceding sentence shall terminate and automatically be cancelled as of the Termination Date. Distribution of shares of Common Stock in respect of the Performance Units determined to be earned by reason of this Section 4(a) shall be made not later than the 15th day of the third calendar month following the calendar month in which the Termination Date occurs.

(b) Death or Disability. In the event that your employment with the Company terminates during the Performance Period due to your death or Disability, then you shall be deemed to have earned, as of the Termination Date, that number of Performance Units equal to the number of Earned Performance Units that you would have earned in accordance with Section 2 hereof assuming that (A) the Performance Period ended on the Termination Date and (B) the determination of whether, and to what extent, the Performance Objective is achieved is based on the higher of the target level of performance and the actual performance against the stated performance criteria through the Termination Date. Any portion of the Performance Units that do not become earned and payable in accordance with the preceding sentence shall terminate and automatically be cancelled as of the Termination Date. Distribution of shares of Common Stock in respect of the Performance Units determined to be earned by reason of this Section 4(b) shall be made not later than the 15th day of the third calendar month following the calendar month in which the Termination Date occurs.

(c) Retirement. In the event that your employment with the Company terminates during the Performance Period due to your retirement at or after having attained age 65, then you shall be deemed to have earned, as of the end of the Performance Period, that number of Performance Units equal to the product of (i) and (ii), where:

(i)	equals the number of Earned Performance Units that you would have earned in accordance with Section 2 hereof had you remained employed through the end of the Performance Period; and

(ii)	the Pro-Ration Fraction.

Any portion of your Performance Units that is eligible to be earned pursuant to first sentence of this subparagraph (c), but is not earned as of the end of the Performance Period, shall terminate and be canceled upon the expiration of the Performance Period. Distribution of shares of Common Stock in respect of the Performance Units determined to be earned by reason of this Section 4(c) shall be made at the time provided in Section 3 hereof.

(d) Other Termination of Employment. Unless otherwise determined by the Committee at or after grant, in the event that your employment with the Company terminates prior to the end of the Performance Period for any reason other than those listed in Section 4(a), 4(b) or 4(c) hereof, all of your Performance Units shall terminate and automatically be canceled upon such termination of employment.

(e) Definitions of Severance Plan. As used in this Agreement, the term “Severance Plan” shall mean that certain Concho Resources Inc. Executive Severance Plan, as amended from time to time in accordance with the terms thereof.

(f) Termination of Employment. For all purposes of this Agreement, you will be considered to have terminated from employment with the Company when you incur a “separation from service” within the meaning of Section 409A(a)(2)(A)(i) of the Code and applicable administrative guidance thereunder; provided, however, that whether such a separation from service has occurred shall be determined based upon a reasonably anticipated permanent reduction in the level of bona fide services to be performed to no more than 49% of the average level of bona fide services provided in the immediately preceding 36 months.

5. Change of Control. Notwithstanding the provisions of Section 1 through Section 4 hereof or the terms of any Employment Agreement between you and the Company or any Affiliate, if you have been continuously employed from the grant date specified above until the date that a Change of Control (as in the Severance Plan) occurs (the “Change of Control Date”), then upon the occurrence of a Change of Control your rights in respect of the Performance Units shall be determined as provided in Section 5(a) or Section 5(f) hereof, as applicable. If your employment shall have terminated prior to the Change of Control Date, but at least some of your Performance Units remain outstanding pursuant to Section 4(c) hereof, then your rights in respect of your outstanding Performance Units shall be determined as provided in Section 5(b) or Section 5(f) hereof, as applicable.

(a) Continuous Employment. Subject to Section 5(f)s, if a Change of Control occurs and your employment has not terminated prior to the Change of Control Date, then on the Change in Control Date, your outstanding Performance Units will be automatically converted into a number of time-based Restricted Stock that will vest, subject solely to your continued employment, on the last date of the Performance Period. The number of such time-based Restricted Stock will be equal to the number of Performance Units that would have become Earned Performance Units in accordance with the provisions of Section 2 hereof assuming that:

(i) the Performance Period ended on the Change of Control Date; and

(ii) the determination of whether, and to what extent, the Performance Objective is achieved is based on the actual performance against the stated performance criteria through the Change of Control Date.

In the event your Performance Units are converted into time-based Restricted Stock pursuant to this Section 5(a), and your employment is terminated as a result of a Qualifying Termination (as defined in the Severance Plan) within the two-year period beginning on the Change of Control Date, 100% of your then-unvested Restricted Stock shall immediately vest as of your Termination Date.

(b) Termination of Employment Upon Change of Control. Subject to Section 5(f) , if a Change of Control occurs and your employment is terminated upon the Change of Control Date as a result of a Qualifying Termination, then you will be issued a number of shares of Common Stock equal to the number of Performance Units that would have become Earned Performance Units in accordance with the provisions of Section 2 hereof assuming that:

(i) the Performance Period ended on the Change of Control Date; and

(ii) the determination of whether, and to what extent, the Performance Objective is achieved is based on the actual performance against the stated performance criteria through the Change of Control Date.

Notwithstanding anything herein to the contrary, in the event that the Change of Control occurs as a result of the consummation of the transactions described in the Conoco Merger Agreement (as defined herein), the number of Earned Performance Units for purposes of this Section 5(b) shall be the number of Initial Performance Units.

(c) Prior Termination of Employment. If your employment terminated prior to the Change of Control Date, but some or all of your Performance Units are still outstanding on such date pursuant to Section 4(c) hereof, then you shall receive a number of shares of Common Stock equal to the product of (i) the number of shares of Common Stock that would have been issued to you determined as though Section 5(a) or Section 5(f) hereof was applicable to you, times (ii) the Pro-Ration Fraction.

(d) Time and Form of Payment. Any shares of Common Stock issuable pursuant to Section 5(a) shall be issued at the time provided in Section 3 hereof, or, if sooner, immediately upon your Termination Date. Any shares of Common Stock issuable pursuant to Section 5(b) or 5(c) shall be issued immediately following (and not later than five business days after) the Change of Control Date and shall be fully earned and freely transferable as of the Change of Control Date. Notwithstanding anything else contained in this Section 5 to the contrary (other than Section 5(e)), if the Change of Control involves a merger, reclassification or other reorganization or business combination pursuant to which the Common Stock is exchanged for or converted to stock of the surviving or continuing corporation in such transaction, the successor or continuing entity to the Company or the direct or indirect parent of the Company (collectively, the “Successor Corporation”), then you shall receive, instead of each share of Common Stock otherwise deliverable hereunder, the same consideration (whether stock, cash or other property) payable or distributable in such transaction in respect of a share of Common Stock. Any property distributed pursuant to this Section 5(d), whether in shares of the Successor Corporation or otherwise, shall in all cases be freely transferable without any restriction (other than any such restriction that may be imposed by applicable law), and any securities issued hereunder shall be registered to trade under the Exchange Act, and shall have been registered under the Securities Act of 1933, as amended (the “Securities Act”).

(e) Alternative Form of Payment. Notwithstanding anything else contained in this Section 5 to the contrary, the Committee may elect, at its sole discretion by resolution adopted prior to the Change of Control Date, to have the Company satisfy your rights in respect of the Performance Units (as determined pursuant to the foregoing provisions of this Section 5), in whole or in part, by having the Company make a cash payment to you within five business days of the Change of Control Date in respect of all such Performance Units or such portion of such Performance Units as the Committee shall determine. Any cash payment for any Performance Unit shall be equal to the Fair Market Value of the number of shares of Common Stock into which it would convert, determined on the Change of Control Date.

(f) Conoco Merger. Notwithstanding anything in this Section 5 to the contrary, in the event that a Change of Control occurs as a result of the consummation of the transactions described in that certain Agreement and Plan of Merger, dated as of October 18, 2020, among ConocoPhillips, a Delaware corporation (“Parent”), Falcon Merger Sub Corp., a Delaware corporation and a wholly owned Subsidiary of Parent, and the Company (as amended, the “Conoco Merger Agreement”), at the Effective Time, your outstanding Performance Units shall be cancelled and converted into a Parent Restricted Stock Award in respect of that number of whole shares of Parent Common Stock (rounded to the nearest whole share) equal to the product of (x) the number of Initial Performance Units multiplied by (y) the Exchange Ratio. As converted, each such Parent Restricted Stock Award shall (A) vest one-third per year on the first, second and third anniversaries of the Date of Grant, (B) immediately vest in full upon a Qualifying Termination (as defined in the Severance Plan) and (C) otherwise be subject to substantially the terms and conditions set forth herein; provided, that as of the Effective Time, the Performance Objectives set forth in Section 2 shall no longer apply. Capitalized terms used, but not defined in this Section 5(f) shall have the meanings set forth in the Conoco Merger Agreement.

6. Clawback and Forfeiture under Certain Circumstances. Notwithstanding any provisions in this Agreement to the contrary, any portion of the payments and benefits provided under this Agreement or the sale of shares of Common Stock shall be subject to a clawback to the extent necessary to comply with applicable law including, without limitation, the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act or any Securities and Exchange Commission rule. In addition, notwithstanding any provisions herein to the contrary, the Committee may terminate your Award if it determines that you have engaged in conduct that would permit the Company to terminate your employment for cause. For purposes of the preceding sentence, the term “cause” has the meaning assigned to such term in your employment agreement with the Company or an Affiliate; provided, however, that in the absence of such an employment agreement or if such employment agreement does not define the term “cause,” then “cause” means a determination by the Company that you have (a) engaged in conduct that is injurious (monetarily or otherwise) to the Company or any Affiliate (including, without limitation, misuse of any of the Company’s funds or other property), (b) been convicted of, or pleaded no contest to, or received adjudicated probation or deferred adjudication in connection with any felony or any other crime involving fraud, dishonesty or moral turpitude, (c) breached any material provision of the Plan, this Agreement or any other written agreement or corporate policy or code of conduct established by the Company or its Affiliates, (d) engaged in gross negligence or willful misconduct in the performance of your duties, or (e) refused without proper legal reason to perform your duties.

7. Nontransferability of Awards. The Performance Units granted hereunder may not be sold, assigned, pledged, exchanged, hypothecated or otherwise transferred, encumbered or disposed of, other than by will or by the laws of descent and distribution. Following your death, any shares distributable (or cash payable) in respect of Performance Units will be delivered or paid, at the time specified in Section 3 hereof or, if applicable, Section 5 hereof, to your beneficiary in accordance with, and subject to, the terms and conditions hereof and of the Plan.

8. [Reserved].

9. Adjustments in Respect of Performance Units. In the event of any common stock dividend or common stock split, recapitalization (including, but not limited to, the payment of an extraordinary dividend), merger, consolidation, combination, spin-off, distribution of assets to stockholders, exchange of shares, or other similar corporate change with regard to the Company or any Peer Company (other than the payment of cash dividends), appropriate adjustments shall be made by the Committee to the Initial Value of the corresponding common stock, and, if any such event occurs with respect to the Company, in the aggregate number of Performance Units subject to this Agreement. The Committee’s determination with respect to any such adjustment shall be conclusive.

10. Effect of Settlement. Upon conversion into shares of Common Stock (or Successor Corporation common stock) pursuant to Section 3 or Section 5 hereof, a cash settlement of your rights, at the election of the Committee at its sole discretion pursuant to Section 5(e) hereof, or a combination of the issuance of Common Stock and the payment of cash in accordance with any applicable provisions of this Agreement, all of your Performance Units subject to the Award shall be cancelled and terminated. If and to the extent that you are still employed at the end of the Performance Period, and none of your Performance Units shall have become earned in accordance with the terms of this Agreement, all such Performance Units subject to the Award shall be cancelled and terminated.

11. Furnish Information. You agree to furnish to the Company all information requested by the Company to enable it to comply with any reporting or other requirements imposed upon the Company by or under any applicable statute or regulation.

12. Remedies. The parties to this Agreement shall be entitled to recover from each other reasonable attorneys’ fees incurred in connection with the enforcement of the terms and provisions of this Agreement whether by an action to enforce specific performance or for damages for its breach or otherwise.

13. Information Confidential. As partial consideration for the granting of the Award hereunder, you hereby agree with the Company that you will keep confidential all information and knowledge, except that which has been disclosed in any public filings required by law, that you have relating to the terms and conditions of this Agreement; provided, however, that such information may be disclosed as required by law and may be given in confidence to your spouse, tax and financial advisors, or to a financial institution to the extent that such information is necessary to secure a loan.

14. Payment of Taxes. The Company may from time to time require you to pay to the Company (or an Affiliate if you are an employee of an Affiliate) the amount that the Company deems necessary to satisfy the Company’s or its Affiliate’s current or future obligation to withhold federal, state or local income or other taxes that you incur as a result of the Award. With respect to any required tax withholding, unless another arrangement is permitted by the Company in its discretion, the Company shall withhold from the shares of Common Stock to be issued to you the number of shares necessary to satisfy the Company’s obligation to withhold taxes, that determination to be based on the shares’ Fair Market Value at the time as of which such determination is made. In the event the Company subsequently determines that the aggregate Fair Market Value of any shares of Common Stock withheld as payment of any tax withholding obligation is insufficient to discharge that tax withholding obligation, then you shall pay to the Company, immediately upon the Company’s request, the amount of that deficiency.

15. Right of the Company and Affiliates to Terminate Your Employment. Nothing contained in this Agreement shall confer upon you the right to continue in the employ of the Company or any Affiliate, or interfere in any way with the rights of the Company or any Affiliate to terminate your employment at any time for any or no reason; provided, however, that any such termination shall be subject to the terms and conditions of any employment agreement between you and the Company or any Affiliate.

16. No Liability for Good Faith Determinations. Neither the Company nor the members of the Board and the Committee shall be liable for any act, omission or determination taken or made in good faith with respect to this Agreement or the Performance Units granted hereunder.

17. No Guarantee of Interests. The Board, the Committee and the Company do not guarantee the Common Stock of the Company from loss or depreciation.

18. Company Records. Records of the Company or its Affiliates regarding your period of employment, termination of employment and the reason therefor, leaves of absence, re-employment, and other matters shall be conclusive for all purposes hereunder, unless determined by the Company to be incorrect.

19. Severability. If any provision of this Agreement is held to be illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining provisions hereof, but such provision shall be fully severable and this Agreement shall be construed and enforced as if the illegal or invalid provision had never been included herein.

20. Notices. Whenever any notice is required or permitted hereunder, such notice must be in writing and personally delivered or sent by mail. Any such notice required or permitted to be delivered hereunder shall be deemed to be delivered on the date on which it is personally delivered, or, whether actually received or not, on the third business day after it is deposited in the United States mail, certified or registered, postage prepaid, addressed to the person who is to receive it at the address which such person has theretofore specified by written notice delivered in accordance herewith. The Company or you may change, at any time and from time to time, by written notice to the other, the address which it or you had previously specified for receiving notices.

The Company and you agree that any notices shall be given to the Company or to you at the following addresses:

Company:

Concho Resources Inc.

Attn: Corporate Secretary

One Concho Center

600 W. Illinois Avenue

Midland, Texas 79701

Holder: At your current address as shown in the Company’s records.

21. Waiver of Notice. Any person entitled to notice hereunder may waive such notice in writing.

22. Successor. This Agreement shall be binding upon you, your legal representatives, heirs, legatees and distributees, and upon the Company, its successors and assigns.

23. Headings. The titles and headings of Sections and paragraphs are included for convenience of reference only and are not to be considered in construction of the provisions hereof.

24. Governing Law. All questions arising with respect to the provisions of this Agreement shall be determined by application of the laws of the State of Texas except to the extent Texas law is preempted by federal law. The obligation of the Company to sell and deliver Common Stock hereunder is subject to applicable laws and to the approval of any governmental or regulatory authority (including any applicable stock exchange) required in connection with the authorization, issuance, sale, or delivery of such Common Stock.

25. Execution of Receipts and Releases. Any payment of cash or any issuance or transfer of shares of Common Stock or other property to you, or to your legal representative, heir, legatee or distributee, in accordance with the provisions hereof, shall, to the extent thereof, be in full satisfaction of all claims of such persons hereunder. The Company may require you or your legal representative, heir, legatee or distributee, as a condition precedent to such payment or issuance, to execute a release and receipt therefor in such form as it shall determine.

26. Amendment. This Agreement may be amended at any time unilaterally by the Company provided that such amendment is consistent with all applicable laws and does not reduce any rights or benefits you have accrued pursuant to this Agreement. This Agreement may also be amended at any time unilaterally by the Company to the extent the Company believes in good faith that such amendment is necessary or advisable to bring this Agreement into compliance with any applicable laws, including Section 409A of the Code.

27. The Plan. This Agreement is subject to all the terms, conditions, limitations and restrictions contained in the Plan.

28. Agreement Respecting Securities Act. You represent and agree that you will not sell the Common Stock that may be issued to you pursuant to your Performance Units except pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under the Securities Act (including Rule 144).

29. No Stockholder Rights. The Performance Units granted pursuant to this Agreement do not and shall not entitle you to any rights as a stockholder of Common Stock until such time as you receive shares of Common Stock pursuant to this Agreement. Your rights with respect to the Performance Units shall remain forfeitable at all times prior to the date on which rights become earned in accordance with this Agreement.

[Signatures on the following page.]

If you accept this Performance Unit Award Agreement and agree to its terms and conditions, please so confirm by signing and returning the duplicate of this Agreement enclosed for that purpose.

Very Truly Yours,

CONCHO RESOURCES INC.

By:
Name:	Timothy A. Leach
Title:	Chief Executive Officer

ACKNOWLEDGED AND AGREED:

By:
<first_name> <last_name>

Appendix A

Determination of Earned Performance Units

A. Relative Total Shareholder Return

Peer Companies:

OXY Occidental Petroleum Corporation

EOG EOG Resources, Inc.

DVN Devon Energy Corporation

APA Apache Corporation

MRO Marathon Oil Corporation

PXD Pioneer Natural Resources

CLR Continental Resources, Inc.

HES Hess Corporation

COG Cabot Oil & Gas Corporation

XEC Cimarex Energy Co.

FANG Diamondback Energy, Inc.

COP ConocoPhillips

S&P 500 Index

Determination of Percentage Attributable to Relative Total Shareholder Return:

The percentage attributable to the achievement of Relative Total Shareholder Return shall be determined in accordance with the following table based on the Company’s relative ranking in respect of the Performance Period with regard to Total Shareholder Return as compared to Total Shareholder Return of the Peer Companies (straight line interpolation will be used between levels):

Company’s Relative Ranking	Applicable Percentage
90th Percentile or Above	200%
70th Percentile	150%
50th Percentile	100%
25th Percentile	50%
Below the 25th Percentile	0%

B. Absolute Total Shareholder Return

The percentage attributable to the achievement of Absolute Total Shareholder Return shall be determined in accordance with the following table based on the Company’s annualized Total Shareholder Return for the Performance Period:

Company’s annualized Total Shareholder Return for the Performance Period	Applicable Percentage
Greater than 15%	125%
10% to 15%	112.5%
5% to 10%	100%
0% to 5%	87.5%
Less than 0%	75%

[Appendix B

In consideration of the Performance Units granted hereunder, the Restricted Shares granted to Employee on January 4, 2021, the retention awards relating to the transactions contemplated by the Conoco Merger Agreement granted to Employee and other severance to which Employee may become entitled, in the event the Closing Date occurs, Employee agrees that if Employee is terminated without Cause or resigns with Good Reason, in each case, before the second anniversary of the Closing Date (a “Triggering Event”), then during the Restricted Period, Employee shall not, directly or indirectly participate in the ownership, management, operation or control of, or be connected as an officer, employee, partner, director, contractor or otherwise with, any Competitor; provided, however, that this provision shall not preclude Employee from owning less than 2% of the equity securities of any publicly held Competitor so long as Employee does not serve as an employee, officer, director or consultant to such business. Notwithstanding the foregoing, if the Conoco Merger Agreement terminates before the Closing Date occurs, this Appendix B and the covenants set forth here in shall be null and void ab initio and of no further force and effect.

In addition, in the event the Closing Date occurs, Good Reason (for purposes of determining if a Qualifying Termination has occurred under the Performance Units granted hereunder and the Restricted Shares granted to Employee on January 4, 2021) shall be based on the definition in this Appendix B.

Capitalized terms used in this Appendix B that are not defined below or in the body of this Appendix B shall have the meanings given to them in the Agreement. In addition to the terms defined in the body of this Appendix B, the following capitalized words and terms shall have the meanings indicated below:

“Closing Date” shall have the meaning assigned to such term under the Conoco Merger Agreement.

“Competitor” means each of Apache Corporation, BP plc, Chevron Corporation, Devon Energy Corporation, EOG Resources, Inc., Exxon Mobil Corporation, Hess Corporation, Marathon Oil Corporation, Noble Energy, Inc., Occidental Petroleum Corporation, Royal Dutch Shell plc and Total SA.

“Good Reason” shall have the meaning assigned to such term in Employee’s letter agreement, dated November 13, 2020 with Parent.

“Restricted Period” shall mean the period of time commencing upon a Triggering Event and ending upon the second anniversary of the Closing Date. ]1

[1]	For T Leach, J. Harper and W. Giraud only.

Exhibit 10.2

CONCHO RESOURCES INC.

2019 STOCK INCENTIVE PLAN

RESTRICTED STOCK AGREEMENT

THIS RESTRICTED STOCK AGREEMENT (this “Agreement”) is made on <award_date> (the “Date of Grant”), between CONCHO RESOURCES INC., a Delaware corporation (the “Company”), and <first_name> <last_name> (the “Employee”).

1. Award. Pursuant to the CONCHO RESOURCES INC. 2019 STOCK INCENTIVE PLAN (the “Plan”), as of the Date of Grant, <shares_awarded> shares (the “Restricted Shares”) of the Company’s common stock, par value $0.001 per share, shall be issued as hereinafter provided in the Employee’s name subject to certain restrictions thereon. The Restricted Shares shall be issued upon acceptance hereof by the Employee and upon satisfaction of the conditions of this Agreement. The Employee acknowledges receipt of a copy of the Plan, and agrees that this award of Restricted Shares shall be subject to all of the terms and provisions of the Plan, including future amendments thereto, if any, pursuant to the terms thereof.

2. Definitions. Capitalized terms used in this Agreement that are not defined below or in the body of this Agreement shall have the meanings given to them in the Plan. In addition to the terms defined in the body of this Agreement, the following capitalized words and terms shall have the meanings indicated below:

(a) “Cause” shall have the meaning assigned to such term under the Severance Plan.

(b) “Change of Control” shall have the meaning assigned to such term under the Severance Plan.

(c) “Disability” shall have the meaning assigned to such term under the Severance Plan.

(d) “Earned Shares” means the Restricted Shares after the lapse of the Forfeiture Restrictions without forfeiture.

(e) “Forfeiture Restrictions” shall have the meaning specified in Section 3(a) hereof.

(f) “Qualifying Termination” shall have the meaning assigned to such term under the Severance Plan.

(g) “Severance Plan” shall mean that certain Concho Resources Inc. Executive Severance Plan, as amended from time to time in accordance with the terms thereof.

3. Restricted Shares. The Employee hereby accepts the Restricted Shares when issued and agrees with respect thereto as follows:

(a) Forfeiture Restrictions. The Restricted Shares may not be sold, assigned, pledged, exchanged, hypothecated or otherwise transferred, encumbered or disposed of, and in the event of termination of the Employee’s employment with the Company for any reason other than as described in Section 3(b) below, the Employee shall, for no consideration, forfeit to the Company all Restricted Shares. The prohibition against transfer and the obligation to forfeit and surrender Restricted Shares to the Company upon termination of employment as provided in the preceding sentence are herein referred to as the “Forfeiture Restrictions.” The Forfeiture Restrictions shall be binding upon and enforceable against any transferee of Restricted Shares.

(b) Lapse of Forfeiture Restrictions. Provided that the Employee has been continuously employed by the Company from the Date of Grant through the lapse date set forth in the following schedule, the Forfeiture Restrictions shall lapse with respect to a percentage of the Restricted Shares determined in accordance with the following schedule: <vesting_schedule>

Notwithstanding the foregoing, (i) subject to Section 3.4 (relating to a release agreement) of the Severance Plan, if the Employee’s employment with the Company is terminated by the Company without Cause, and not by reason of death or Disability, then the Forfeiture Restrictions shall lapse with respect to a pro-rated number of then unvested Restricted Shares based upon the number of days that the Employee was employed by the Company during the vesting period applicable to such unvested Restricted Shares divided by the total number of days in such vesting period, (ii) if the Employee’s employment with the Company is terminated by reason of death or Disability, then the Forfeiture Restrictions shall lapse with respect to 100% of the Restricted Shares effective as of the date of such termination, and (iii) subject to the provisions of Section 3.4 (relating to a release agreement) and Section 3.5 (relating to parachute payments) of the Severance Plan, if the Employee’s employment with the Company shall be subject to an Qualifying Termination within the two-year period beginning on the date upon which a Change of Control occurs, then the Forfeiture Restrictions shall lapse with respect to 100% of the Restricted Shares effective as of the date of such Qualifying Termination. Any shares with respect to which the Forfeiture Restrictions do not lapse in accordance with the preceding provisions of this Section 3(b) shall be forfeited to the Company for no consideration as of the date of the termination of the Employee’s employment with the Company.

1

(c) Certificates. A certificate evidencing the Restricted Shares shall be issued by the Company in the Employee’s name, pursuant to which the Employee shall have all of the rights of a stockholder of the Company with respect to the Restricted Shares, including, without limitation, voting rights and the right to receive dividends (provided, however, that dividends paid in shares of the Company’s stock shall be subject to the Forfeiture Restrictions and further provided that dividends that are paid other than in shares of the Company’s stock shall be paid no later than the end of the calendar year in which the dividend for such class of stock is paid to stockholders of such class or, if later, the 15th day of the third month following the date the dividend is paid to stockholders of such class of stock). Notwithstanding the foregoing, the Company may, in its discretion, elect to complete the delivery of the Restricted Shares by means of electronic, book-entry statement, rather than issuing physical share certificates. The Employee may not sell, transfer, pledge, exchange, hypothecate or otherwise dispose of the stock until the Forfeiture Restrictions have expired, and a breach of the terms of this Agreement shall cause a forfeiture of the Restricted Shares. The certificate, if any, shall be delivered upon issuance to the Secretary of the Company or to such other depository as may be designated by the Committee as a depository for safekeeping until the forfeiture of such Restricted Shares occurs or the Forfeiture Restrictions lapse pursuant to the terms of the Plan and this Agreement. At the Company’s request, the Employee shall deliver to the Company a stock power, endorsed in blank, relating to the Restricted Shares. Upon the lapse of the Forfeiture Restrictions without forfeiture, the Company shall cause a new certificate or certificates to be issued without legend (except for any legend required pursuant to applicable securities laws or any other agreement to which the Employee is a party) in the name of the Employee in exchange for the certificate evidencing the Restricted Shares or, as may be the case, the Company shall issue appropriate instructions to the transfer agent if the electronic, book-entry method is utilized.

(d) Corporate Acts. The existence of the Restricted Shares shall not affect in any way the right or power of the Board or the stockholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change in the Company’s capital structure or its business, any merger or consolidation of the Company, any issue of debt or equity securities, the dissolution or liquidation of the Company or any sale, lease, exchange or other disposition of all or any part of its assets or business or any other corporate act or proceeding. The prohibitions of Section 3(a) hereof shall not apply to the transfer of Restricted Shares pursuant to a plan of reorganization of the Company, but the stock, securities or other property received in exchange therefor shall also become subject to the Forfeiture Restrictions and provisions governing the lapsing of such Forfeiture Restrictions applicable to the original Restricted Shares for all purposes of this Agreement, and the certificates, if any, representing such stock, securities or other property shall be legended to show such restrictions.

(e) Conoco Merger. In the event that a Change of Control occurs as a result of the consummation of the transactions described in that certain Agreement and Plan of Merger, dated as of October 18, 2020, among ConocoPhillips, a Delaware corporation (“Parent”), Falcon Merger Sub Corp., a Delaware corporation and a wholly owned Subsidiary of Parent, and the Company (as amended, the “Conoco Merger Agreement”), at the Effective Time, the Restricted Shares shall, in accordance with Section 3.2(a) of the Conoco Merger Agreement, be cancelled and converted into a Parent Restricted Stock Award in respect of a number of whole shares of Parent Common Stock (rounded up to the nearest whole share) equal to the product of (x) the number of shares of the Company’s common stock subject to such Restricted Shares multiplied by (y) the Exchange Ratio. As converted , the Parent Restricted Stock Award shall vest one-third per year on the first, second and third anniversaries of the Date of Grant and shall otherwise be subject to substantially the terms and conditions set forth herein, including, but not limited to, accelerated vesting upon a Qualifying Termination as described in Section 3(b) hereof. Capitalized terms used, but not defined in this Section 3(e) shall have the meanings set forth in the Conoco Merger Agreement. [In addition, in the event transactions contemplated by the Conoco Merger Agreement are completed, the “Succession” Restricted Shares that were granted to you on January 2, 2019 shall vest in three equal installments on each of January 2, 2022, 2023 and 2024, subject to such other terms and conditions of the applicable award agreement (including immediate vesting acceleration upon a Qualifying Termination (as defined therein).]1

[1]	For Messrs. Harper and Giraud only.

2

4. Withholding of Tax. To the extent that the receipt of the Restricted Shares or the lapse of any Forfeiture Restrictions results in compensation income or wages to the Employee for federal, state or local tax purposes, the Employee shall deliver to the Company at the time of such receipt or lapse, as the case may be, such amount of money as the Company may require to meet its minimum obligation under applicable tax laws or regulations, and if the Employee fails to do so, the Company is authorized to withhold from any cash or stock remuneration (including withholding any Restricted Shares or Earned Shares distributable to the Employee under this Agreement) then or thereafter payable to the Employee any tax required to be withheld by reason of such resulting compensation income or wages. The Employee acknowledges and agrees that the Company is making no representation or warranty as to the tax consequences to the Employee as a result of the receipt of the Restricted Shares, the lapse of any Forfeiture Restrictions or the forfeiture of any Restricted Shares pursuant to the Forfeiture Restrictions.

5. Status of Stock. The Employee agrees that the Restricted Shares and Earned Shares issued under this Agreement will not be sold or otherwise disposed of in any manner which would constitute a violation of any applicable federal or state securities laws. The Employee also agrees that (a) the certificates, if any, representing the Restricted Shares and Earned Shares may bear such legend or legends as the Committee deems appropriate in order to reflect the Forfeiture Restrictions and to assure compliance with the terms and provisions of this Agreement and applicable securities laws, (b) the Company may refuse to register the transfer of the Restricted Shares or Earned Shares on the stock transfer records of the Company if such proposed transfer would constitute a violation of the Forfeiture Restrictions or, in the opinion of counsel satisfactory to the Company, of any applicable securities law, and (c) the Company may give related instructions to its transfer agent, if any, to stop registration of the transfer of the Restricted Shares.

6. Employment Relationship. For purposes of this Agreement, the Employee shall be considered to be in the employment of the Company as long as the Employee remains an employee of either the Company or an Affiliate. Without limiting the scope of the preceding sentence, it is specifically provided that the Employee shall be considered to have terminated employment with the Company at the time of the termination of the “Affiliate” status of the entity or other organization that employs the Employee. Nothing in the adoption of the Plan, nor the award of the Restricted Shares thereunder pursuant to this Agreement, shall confer upon the Employee the right to continued employment by the Company or affect in any way the right of the Company to terminate such employment at any time. Unless otherwise provided in a written employment agreement or by applicable law, the Employee’s employment by the Company shall be on an at-will basis, and the employment relationship may be terminated at any time by either the Employee or the Company for any reason whatsoever, with or without cause or notice. Any question as to whether and when there has been a termination of such employment, and the cause of such termination, shall be determined by the Committee or its delegate, and its determination shall be final.

7. Notices. Any notices or other communications provided for in this Agreement shall be sufficient if in writing. In the case of the Employee, such notices or communications shall be effectively delivered if hand delivered to the Employee at the Employee’s principal place of employment or if sent by registered or certified mail to the Employee at the last address the Employee has filed with the Company. In the case of the Company, such notices or communications shall be effectively delivered if sent by registered or certified mail to the Company at its principal executive offices.

8. Entire Agreement; Amendment. This Agreement replaces and merges all previous agreements and discussions relating to the same or similar subject matters between the Employee and the Company and constitutes the entire agreement between the Employee and the Company with respect to the subject matter of this Agreement. This Agreement may not be modified in any respect by any verbal statement, representation or agreement made by any employee, officer, or representative of the Company or by any written agreement unless signed by an officer of the Company who is expressly authorized by the Company to execute such document.

9. Binding Effect; Survival. This Agreement shall be binding upon and inure to the benefit of any successors to the Company and all persons lawfully claiming under the Employee. The provisions of Section 5 shall survive the lapse of the Forfeiture Restrictions without forfeiture.

10. Controlling Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Texas, without regard to conflicts of law principles thereof, or, if applicable, the laws of the United States.

[Signatures begin on next page.]

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IN WITNESS WHEREOF, the Company has caused this Agreement to be duly executed by an officer thereunto duly authorized, and the Employee has executed this Agreement, all as of the date first above written.

CONCHO RESOURCES INC.

By:
	Name:	Timothy A. Leach
	Title:	Chief Executive Officer

<first_name> <last_name>

4

Exhibit 10.3

«VP_NAME» «VP_Title»

January [ ], 2021

[Officer Name]

[Address 1]

[Address 2]

Dear [Officer],

At Concho Resources Inc. (the “Company”), we recognize that our most valuable assets are our employees and that our employees are essential to our past and future success. I am writing you this letter to assure you that you are a highly valued employee and that we are looking forward to your continued contributions following the completion of the merger transaction with ConocoPhillips (the “Closing”). In consideration of the service you have rendered in the past and to motivate you to continue your high level of commitment to ConocoPhilips after the Closing, you have been selected to be eligible to receive a supplemental retention award in accordance with the terms of this letter.

You will receive a supplemental retention award of $[•] subject to applicable taxes and withholdings, payable in a lump sum on, or soon as administratively practicable following, the Closing. If you voluntarily terminate your employment or if ConocoPhillips or one of its affiliates terminates your employment for Cause (as defined in the Company’s Executive Severance Plan) before the 12 month anniversary of the Closing (the “Retention Period”), you agree to repay a portion of the supplemental retention award. Upon such a termination, the amout of the supplemental retention award subject to repayment will equal one-half (1/2) of the supplemental retention award amount multiplied by a fraction, the numerator of which shall be the number of days remaining in the Retention Period as of your termination date and the denominator of which shall be the number of days in the Retention Period, or 365. For the avoidance of doubt, the amount of any repayment obligation under this letter will be calculated on a gross basis and not net of taxes. Notwithstanding anything herein to the contrary, you shall not be obligated to repay any portion of the supplemental retention award if, following the Closing your employment with ConocoPhillips or one of its affiliates terminates and you become eligible to receive severance in accordance with the applicable severance plan, policy or agreement in place at the time of such termination.

This letter will be governed by, and construed in accordance with, the laws of the state of Texas.

We thank you for the service you have rendered in the past and look forward to your continued contributions following the Closing.

Very truly yours,
Concho Resources Inc.

By:
[Name]
[Title]

AGREED AND ACCEPTED:

[Officer]
Date:

One Concho Center | 600 West Illinois Avenue | Midland, Texas 79701 | P 432.683.7443 | F 432.683.7441